Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2009 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:

	Nine Months Ended	Years Ended December 31,
(Millions)	September 30, 2009	2008	2007	2006	2005	2004
Income before income taxes	$1,662.6	$2,174.2	$2,796.4	$2,586.6	$2,453.3	$1,760.0
Add back fixed charges	227.4	297.9	234.3	199.5	177.5	165.5
Income, as adjusted	$1,890.0	$2,472.1	$3,030.7	$2,786.1	$2,630.8	$1,925.5

Fixed charges:
Interest on indebtedness	$182.8	$236.4	$180.6	$148.3	$122.8	$104.7
Portion of rents representative
of interest factor	44.6	61.5	53.7	51.2	54.7	60.8
Total fixed charges	$227.4	$297.9	$234.3	$199.5	$177.5	$165.5

Ratio of earnings to fixed charges	8.31	8.30	12.94	13.97	14.82	11.63